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                     May 21, 2024

       Sunil Mathew
       Senior Vice President and Chief Financial Officer
       Occidental Petroleum Corporation
       5 Greenway Plaza, Suite 110
       Houston, Texas 77046

                                                        Re: Occidental
Petroleum Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-09210

       Dear Sunil Mathew:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation